[Letterhead of Wyrick Robbins Yates & Ponton LLP]

February 22, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Loryn Zerner, Esq., Mail Stop 4-6

Re:	Blackbaud, Inc.
Registration Statement on Form S-1
No. 333-122122

Ladies and Gentlemen:

     We write this letter on behalf of our client Blackbaud, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned registration statement, as set forth in the Staff’s letter dated February 17, 2005. For convenience, we have keyed our responses below to the numbered paragraphs of the comment letter. Page references herein relate to pages in Amendment No. 1 to the Registration Statement as filed concurrently herewith.

1.	To the extent that any of the underlying private placements occurred during the past three years, please revise to include descriptions of the transactions in which the selling shareholders received the shares covered by this resale registration statement. We view a materially complete description of the transactions that underlie the resale as information that is required to be disclosed under Item 507 of Regulation S-K. In addition, please ensure that you file, or incorporate by reference all related agreements as exhibits to the registration statement.

Please be advised that none of the underlying placements occurred during the past three years. All related agreements, namely the Investor Rights Agreement dated as of October

Securities and Exchange Commission
February 22, 2005

13, 1999 and the 1999 Stock Option Plan and form of Option Agreement, were filed as exhibits to Blackbaud’s Registration Statement on Form S-1, File No. 333-112978, and are incorporated by reference.

2.	It appears that JMI Equity Fund IV, L. P., JMI Euro Equity Fund IV, L. P., JMI Equity Fund IV (A1), L. P. and JMI Equity Side Fund, L. P. may be affiliates of a registered broker-dealer. If true, please indicate whether they acquired their shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the seller had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities. Also, please confirm that there are no registered broker-dealers selling shares whose shares were not acquired as compensation for investment banking or similar services.

JMI has advised Blackbaud that JMI is not affiliated with a registered broker-dealer. No registered broker-dealers are selling shares under the registration statement.

3.	Please describe the parameters by which selling shareholders will offer securities through put and call options and other derivative securities. Please supplementally confirm that you and the selling security holders are aware of Telephone Interp. A. 65 (July 1997). In addition, in your response letter explain the steps that have been taken by the company and the selling shareholders to ensure that the offering will conform to the requirements of Regulation M. See Rule 461(b)(7) of Regulation C.

The selling stockholders have advised Blackbaud that they do not currently plan to offer securities under the registration statement through put or call options or other derivative securities, and therefore it is not possible to provide the parameters for any such transactions at this time. If they decide to do so, Blackbaud will file an amendment or prospectus describing the material parameters.

Blackbaud hereby supplementally confirms that it and the selling stockholders are aware of Telephone Interp. A.65 (July 1997).

Blackbaud and the selling stockholders, without agreeing that Regulation M is applicable to this offering, confirm that they are aware of that Regulation and Rule 461(b) (7) and will conduct their activities to conform to the relevant requirements. Without agreeing whether Regulation M is applicable to this offering, Blackbaud intends to suspend its current buyback program during any “restricted period” as defined in Regulation M (assuming for such purposes that the offering is covered by Regulation M).

Securities and Exchange Commission
February 22, 2005

     Amendment No. 1 to the Registration Statement also contains certain updating and other changes, including a “Recent Developments” section on page 3, disclosing, as publicly announced via press release and Form 8-K on February 1, 2005:

•	Preliminary unaudited financial results for the quarter and year ended December 31, 2004;

•	Blackbaud’s cash dividend policy; and

•	Blackbaud’s stock repurchase program.

     Blackbaud respectfully submits that the foregoing is appropriately responsive to the comments of the Staff. Please be advised that Blackbaud is submitting, concurrently with this letter, a request for acceleration of the effective date of the Registration Statement to as early as Thursday, February 24, 2005. Accordingly, we request that if the Staff has any further comments, the Staff direct them to the undersigned as soon as practicable. Further, as requested by your comment letter, Blackbaud hereby acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Blackbaud from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Blackbaud may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds